FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

Text of blog post available at http://www.davita.com/physicians/allen-blog/

May 30, 2012

DaVita and HealthCare Partners: Together Transforming Healthcare in America

By Allen Nissenson posted in Quality

On May 21, 2012, DaVita® and HealthCare Partners announced a merger agreement: “DaVita Inc…a leading provider of kidney care services for those diagnosed with chronic kidney disease (CKD), and HealthCare Partners, the country’s largest operator of medical groups and physician networks, announced today that they have entered into a definitive merger agreement. The two companies expect to close the transaction early in the fourth quarter of this year. Upon closing, the combined company will be named DaVita HealthCare Partners Inc.” To those of us from DaVita and HealthCare Partners who have had the vision of delivering holistic, integrated, patient-centric, high-quality, efficient and effective care to the citizens of America, this is an opportunity of a lifetime.

Over 20 years ago Kent Thiry, CEO of DaVita Inc., had a vision about integrated coordinated care while he was president of Vivra, Inc. Over the subsequent years he never lost this vision, and he brought it with him to DaVita when he took the reins of a floundering Total Renal Care and turned it into the incredible organization that is now DaVita. At DaVita, we strive to be the greatest healthcare community the world has ever seen.

Nearly as long ago a group of nephrologists, led by the dynamic and charismatic John Dickmeyer from the Bay Area of San Francisco, along with an incredibly accomplished and experienced nurse, Jan Nielsen, convinced Baxter Healthcare that ESRD patient care was a mess—highly fragmented and badly in need of innovative new approaches. I was fortunate enough to be part of this group that included Alan Hull, Ted Steinman, Dick Glassock, Tom Parker, Brian Pereira and Allan Collins, among others. It was an exciting time and with Baxter’s support we launched RMS Disease Management and then RMS Lifeline, the latter operating freestanding vascular-access centers. We demonstrated that care coordination for ESRD patients could improve outcomes and lower overall costs of care, but we were restricted to working with health plans since there was no mechanism to apply our approaches to fee-for-service Medicare patients.

In 2005 the stars aligned: Baxter was ready to get out of the service businesses and RMS Disease Management and RMS Lifeline were sold to DaVita. Kent clearly was further laying the foundation for his dream from years before at Vivra. RMS Disease Management continues to operate within DaVita as VillageHealth®, driving holistic, coordinated care of thousands of health-plan patients. In a recent CMS demonstration project, VillageHealth showed that integrated care management improved clinical outcomes, lowering mortality and hospitalizations, while also lowering the total costs of care.

Around the same time that Kent was striving to realize his vision of integrated care delivery at Vivra, and shortly before we began our quest with RMS Disease Management, two outstanding physician groups in California formed HealthCare Partners (HCP). The group named Dr. Bob Margolis managing partner and CEO and developed into one of the more highly respected organizations and medical groups in the country. Dr. Margolis assembled an outstanding team of physician leaders who have extended the reach of HCP out of Southern California and into Nevada and Florida. HCP is now responsible for the care of nearly 700,000 patients; directly and indirectly employs through affiliated medical groups over 700 physicians; contracts with more than 7,000 physicians; and operates medical offices, pharmacies, urgent-care centers, ambulatory surgery centers and primary-care facilities. HCP is considered a model of healthcare delivery and resource stewardship by many physicians, patients, health plans and regulators, and even some members of Congress. The vision of HCP is “We will be the role model for integrated and coordinated care, leading the transformation of the national healthcare delivery system to assure quality, access, and affordable care for all.” Sound familiar?

A successful partnership takes more than a shared vision and a shared commitment. It requires a shared mission and shared values. DaVita’s mission is to be the provider, partner and employer of choice. Our core values are Service Excellence, Integrity, Team, Continuous Improvement, Accountability, Fulfillment and Fun. For HCP, the mission is “We will partner with our patients to live life to the fullest by providing outstanding healthcare and supporting our physicians to excel in the healing arts.” The values are accountability, collaborative teamwork, the common good, compassionate healing, dignity, excellence, leadership, physician leadership, stewardship, integrity and learning. Two organizations having comparable vision, mission and values is quite remarkable; each organization is unique and each has tremendous strengths, and together we can make great things happen.

We are embarking on a great adventure and we are not naïve about the challenges we face. The stakes are high and the challenges are great, but the potential to truly make a difference in the lives of millions of Americans will always sustain us in the effort. We don’t know what the future of this endeavor will be, but as Stephen Covey said,

“The best way you can predict your future is to create it.”

There is much work ahead of us to make our shared vision a reality, but we must never forget the words of former President Bill Clinton:

“The future is not an inheritance; it is an opportunity and an obligation.”

We embrace the opportunity and the obligation with great humility, but with optimism that we can make a difference!

Striving to bring quality to life,

Allen R. Nissenson, MD

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the agreement of DaVita Inc. (“DaVita”) to acquire HealthCare Partners, a California limited liability company, through a merger of Seismic Acquisition LLC, a wholly owned subsidiary of DaVita, with and into HCP (the “Merger”); DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC a Registration Statement on Form S-4 to register the DaVita Common Stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.